

CORRECTED
September 9, 2014

Via E-mail
Kim Bradford
President and Chief Executive Officer
Osage Exploration and Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, CA 92101

> **Re:** **Osage Exploration and Development, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 31, 2014**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2014**
> **Filed May 15, 2014**
> **File No. 0-52718**

Dear Mr. Bradford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Properties, page 9

1.   Please note that Item 1203 of Regulation S-K requires that you:
   (a) Disclose the total quantity of proved undeveloped reserves at year end;
   (b) Disclose material changes in proved undeveloped reserves [as described below] that occurred during the year, including proved undeveloped reserves converted into proved developed reserves;

(c) Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; and

(d) Explain the reasons why material amounts [if any] of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Please revise to comply with these disclosure requirements and to disclose proved undeveloped ("PUD") reserve changes due to revisions, extensions/discoveries, acquisition/divestiture and improved recovery. Include discussion of the reasons, if true, for PUD reserves scheduled for drilling more than five years after initial booking.

Drilling Activity, page 11

2.   It does not appear that you have provided disclosure of net well drilling activities. Item 1205(a) of Regulation S-K requires for each of the last three fiscal years, by geographical area, that you disclose:
(1) The number of net productive and dry exploratory wells drilled; and
(2) The number of net productive and dry development wells drilled.

Please expand your disclosure accordingly.

Exhibit Index, page 28

3.   We note your disclosure on page 13 regarding the Participation Agreement you entered into on April 21, 2011. Please provide your analysis with respect to whether you are required to file the Participation Agreement as an exhibit to your annual report. Alternatively, please file the agreement and all material exhibits to the agreement. We note in that regard the Participation Agreement filed as Exhibit 10.1 to your Form 8-K filed on May 26, 2011, which omits exhibits to the agreement describing the interest you have leased in the Nemaha Ridge Project.

Notes to Consolidated Financial Statements, page F-7

Note 15 – Supplemental Information About Oil and Gas Producing Activities, page F-23

Proved Developed and Undeveloped Reserves, page F-23

4.   We note the increase in your proved reserves from 614 MBOE at December 31, 2012 to 2,612 MBOE at December 31, 2013. FASB ASC 932-235-50-5 requires "appropriate explanation of significant changes" for line items in the reconciliation of your disclosed proved reserves.

In addition, Item 1202(a)(6) of Regulation S-K requires "If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed."

Please revise to comply with these disclosure requirements.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Exhibit Index, page 13

5.   We note your statement on page 10 that you issued shares to three individuals "in connection with amended employment and consulting agreements." Please provide your analysis with respect to whether you are required to file these agreements as exhibits to your report. Alternatively, please file the agreements.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief